Rec'd 1/3/03

UNITED STATES
SECURITIES AND EXCHANGE CO[MMISSION]
Washington, D.C. 2054[9]

03002580

UF 2-20-03

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
~~8-38488~~ 8-65228

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN - 3 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 AND ENDING 10/31/02
MM/DD/YY MM/DD/YY

10-31-02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Options, L.L.C.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, #688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phil Pliskin (312) 244-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Phil Pliskin affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Options, L.L.C. (the Company) as of October 31, 2002, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Phil Pliskin
Chief Operating Officer

OFFICIAL SEAL
GEORGE M MENNINGER III
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08-08-06

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

TD Options LLC

October 31, 2002
with Report of Independent Auditors

0212-0378535

TD Options LLC

Statement of Financial Condition

October 31, 2002

Contents

Report of Independent Auditors

The Members
TD Options LLC

We have audited the accompanying statement of financial condition of TD Options LLC as of October 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Options LLC at October 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 20, 2002

0212-0378535

TD Options LLC

Statement of Financial Condition

October 31, 2002

Assets	
Equity securities owned	$ 326,265,821
Derivative contracts	588,776,699
Investment in broker-dealer	2,835,710
Receivable from clearing broker	1,136,372,802
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $2,532,103	7,067,554
Exchange memberships	879,000
Other assets	809,360
Total assets	$2,063,006,946
Liabilities and members' equity	
Equity securities sold, not yet purchased	$1,104,225,399
Derivative contracts	649,270,113
Bank loans payable – affiliates	189,832,124
Lease payable	5,359,791
Accounts payable and other liabilities	18,640,728
Total liabilities	1,967,328,155
Subordinated borrowings – affiliate	35,000,000
Members' equity	60,678,791
Total liabilities and members' equity	$2,063,006,946

See accompanying notes.

TD Options LLC

Notes to Statement of Financial Condition

October 31, 2002

1. Organization and Significant Accounting Policies

Nature of Operations

TD Options LLC (a Delaware limited liability company) (the Company) is a market maker/specialist buying, selling, and dealing as principal in U.S. exchange-traded securities and derivative financial instruments. The Company is a broker-dealer registered under the Securities Exchange Act of 1934.

The Company was formed on January 17, 2002, in connection with the purchase of certain net assets of several broker-dealer entities by TD Equity Options, Inc. (TD Equity). TD Equity contributed net liabilities of $743,320 at market and net assets at market of $28,454,454 on March 1, 2002 and April 1, 2002, respectively, for the Class A units. TD Equity is an indirect, wholly owned subsidiary of Toronto Dominion Bank (TD Bank). The Company commenced operations on March 1, 2002.

The limited liability company operating agreement provides, among other things, that the Company's date of dissolution is dependent on certain events as described in the Amended and Restated Limited Liability Company Agreement, dated as of February 28, 2002 (the Agreement).

Equity is issued to members in the form of units of a particular unit class. At October 31, 2002, the outstanding classes were Class A, Class B-1, Class B-2, Class B-3, and Class C. Class A units carry all voting rights. TD Equity was the only Class A member as of October 31, 2002.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at market value. Market value is based on listed market prices. Equity securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or re-pledge the securities subject to certain limitations.

TD Options LLC

Notes to Statement of Financial Condition (continued)

1. Organization and Significant Accounting Policies (continued)

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts (derivatives) for trading. Derivative contracts traded include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices.

Receivable From and Payable to Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Investment in Broker-Dealer

Investment in broker-dealer consists of an investment in a registered broker-dealer trading securities and derivative financial instruments for its own account. This investment is carried at the Company's equity interest in the entity. The Company is contingently liable for the transactions of this broker-dealer in which the Company has an investment.

Fair Value of Financial Instruments

Equity securities owned, equity securities sold, not yet purchased, and derivative contracts are reflected at fair value in the statement of financial condition. Financial instruments carried at cost on the statement of financial condition include receivable clearing broker, bank loans payable, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at October 31, 2002.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, members are liable for federal and state income taxes on their respective share of taxable income.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Lease Payable

The lease payable is the market value of leases assumed at the date of commencement of operations and is amortized over the remaining terms of the leases.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and computer software are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their respective lease term or useful life, using the straight-line method.

Qualifying costs of developing or obtaining internal-use software incurred during the application development stage are capitalized and amortized over the useful life of the developed software of three years. Costs incurred during the planning stage and operating or maintenance stage are expensed as incurred.

2. Derivative Financial Instruments

The fair value of derivative contracts at October 31, 2002, consisted of the following:

	Assets	Liabilities
Options	$584,340,765	$647,209,638
Options on futures contracts	–	2,060,475
Futures contracts	4,435,934	–
	$588,776,699	$649,270,113

2. Derivative Financial Instruments (continued)

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its market-making and trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

3. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at October 31, 2002, consisted of the following:

Computer equipment and software	$5,126,984
Capitalized software costs	2,289,978
Leasehold improvements	2,066,879
Furniture	115,816
Less: Accumulated depreciation and amortization	(2,532,103)
	$7,067,554

4. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of the major securities exchanges. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts receivable or payable from/to this broker.

5. Lines of Credit

The Company has unsecured lines of credit agreements with both TD Equity and Toronto Dominion Holdings (USA), Inc. (TD Holdings) (collectively, the Lenders). Both agreements are uncommitted lines of credit, subject to annual review and revocation by the Lenders. Under the agreements, the Company may borrow up to $50 million from TD Equity and $2 billion from TD Holdings. At October 31, 2002, the outstanding balances due to TD Equity and TD Holdings were $14,332,124 and $175,500,000, respectively. At October 31, 2002, the interest rate charged was 1.8% for both bank loans.

On September 19, 2002, $50,000,000 of amounts due to TD Holdings under the line of credit agreement was converted to Class A units.

6. Subordinated Borrowings

TD Equity contributed a subordinated loan of $20 million with the clearing broker on March 1, 2002, and this loan was repaid on March 1, 2002. The Company entered into a subordinated loan agreement with TD Holdings on March 1, 2002, for $35 million, which matures on May 1, 2005, and bears an interest rate of LIBOR plus 1/8%. The subordinated loan qualifies as equity in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Benefit Plans

TD Bank has a noncontributory defined-benefit pension plan (the Plan), which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. TD Bank also provides postretirement medical, dental, and life insurance (the Postretirement Plan), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan.

8. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. At October 31, 2002, minimum annual rental commitments, before such reimbursements and exclusive of additional payments, which may be required for certain rent increases and operating costs, were as follows:

Periods ending October 31	Amount
2003	$ 3,381,258
2004	3,360,990
2005	3,082,248
2006	2,775,005
2007	481,958
	$13,081,459

9. Transactions With Affiliates

Edge Trading Systems, LLC (Edge) provides technology support services to the Company. Included in this allocation are amounts paid by Edge for certain noncancelable computer hardware operating leases, which TD Options is the lessor. The future minimum annual lease commitments under these leases are $1,478,364 in 2003 and $367,725 in 2004.

9. Transactions With Affiliates (continued)

The Company incurred floor brokerage and execution expense from TD Professional Execution, Inc., an affiliate.

The Company shares certain facilities with affiliates and allocates any costs to these affiliates.

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC) and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2002, the Company had net capital, as defined, of $27,915,356, which was $27,665,356 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.